Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “company”)

CHANGES TO THE BOARD: APPOINTMENT OF NEW CHAIRMAN AND AN ADDITIONAL INDEPENDENT NON-EXECUTIVE DIRECTOR

London, Friday 31 January 2014

New Chairman

Randgold Resources today announced that Philippe Liétard, the chairman of the board for 10 years and a non-executive director since 1998, will step down from the board at the company’s next annual general meeting. Mr Liétard will be succeeded as chairman by Christopher Coleman who has been an independent non-executive director of Randgold since 2008.

Mr Coleman is Head of Banking and Asset Finance at Rothschild and sits on the board of NASDAQ listed Papa Johns International, Inc. He is also an economics graduate of the London School of Economics.

Randgold chief executive Mark Bristow said: “Philippe’s passion for the business, his pursuit of excellence and his vision of a better future for Africa made him an inspirational role model for all at Randgold. His exceptional understanding of doing business in Africa, broad perspective and calm good sense helped to guide us safely through the many challenges Randgold has faced. We shall miss Philippe’s presence on the board, but fortunately he has agreed to become the first chairman of Nos Vies en Partage Foundation, the charitable foundation recently established by Randgold.”

Mr Liétard said: “I am very fortunate to have been associated with this adventure and privileged to have worked with an amazingly talented and dedicated group of people, from the board and CEO down. Chris has been a close colleague for many years, and Randgold will benefit from his leadership and judgement in the next phase of the company’s growth. I’m fully confident that the adventure will continue, just on a larger scale.”

Mr Coleman said he was looking forward to working with the board and management as the company advanced to its next growth stage and he continues his long association with Randgold in his new role.

New board appointment: Jemal-ud-din Kassum

Also announced today is the appointment of Jemal-ud-din Kassum as an independent non-executive director with effect from 31 January 2014.

Mr Kassum, a Tanzanian national based in the United States, was educated in the United Kingdom at Harrow School and Oxford University and holds an MBA from Harvard University. After a 25-year career with the International Finance Corporation, he was appointed as the World Bank’s regional vice-president for the East Asia and Pacific region, a position he held until 2005. He subsequently provided strategic advice to these and other international financial institutions and governments. He is currently a director of Guardian Holdings Limited, a board commissioner of PT Indonesia Infrastructure Finance and a director of Khan Bank.

Welcoming him, board chairman Philippe Liétard said his appointment was in line with Randgold’s policy of continuously broadening the board’s range of skills and experience, and refreshing its perspective. “His many years of dealing at the highest level with governments and institutions and his strong capacity for investment and policy management, especially in emerging markets, will be invaluable to the board,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.